October 25, 2024

Brandon LaVerne
Chief Executive Officer
Ontrak, Inc.
333 S. E. 2 nd Avenue, Suite 2000
Miami, FL 33131

       Re: Ontrak, Inc.
           Registration Statement on Form S-1
           Filed October 18, 2024
           File No. 333-282722
Dear Brandon LaVerne:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Nicholas O'Leary at 202-551-4451 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   John Tishler, Esq.